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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Name of Issuer:  TEXAS BIOTECHNOLOGY CORPORATION

Title of Class of Securities:  Common Stock

CUSIP Number:  88221T104

          (Name, Address and Telephone Number of Person
        Authorized To Receive Notices and Communications)

                       Norman S. Schleifer
                    c/o Oracle Partners, L.P.
                  712 Fifth Avenue, 45th Floor
                    New York, New York  10019
                         (212) 373-9200

     (Date of Event which Requires Filing of this Statement)

                            10/18/96

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following line if a fee is being paid with this statement __. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.     88221T104

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Larry N. Feinberg


2.  Check the appropriate box if a member of a group

    a.
    b.


3.  SEC Use Only


4.  SOURCE OF FUNDS

         WC


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

         U.S.


7.  Sole Voting Power

         2,648,324


8.  Shared Voting Power




9.  Sole Dispositive Power

         2,648,324


10. Shared Dispositive Power








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11. Aggregate Amount Beneficially Owned by Each Reporting Person

         2,648,324


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*


13. Percent of Class Represented by Amount in Row (11)

         10.95%


14. Type of Reporting Person*

         IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES
       TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                 AND THE SIGNATURE ATTESTATION.

































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Item 1.  SECURITY AND ISSUER

         This statement relates to shares of common stock (the

"Common Stock") of Texas Biotechnology Corporation ("Texas Bio").

Texas Bio's principal executive office is located at 7000 Fannin,

Houston, Texas 77030.

Item 2.  IDENTITY AND BACKGROUND

         No change.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of the date hereof, Mr. Feinberg is deemed to

beneficially own 2,648,324 shares of Texas Bio's Common Stock.

The shares beneficially owned by Mr. Feinberg are held by the

Partnerships and by managed accounts over which Oracle Investment

Management, Inc. has investment discretion.  Mr. Feinberg is the managing general partner of the Partnerships and the President and sole shareholder of Oracle Investment Management, Inc.  In the last sixty days, 249,500 shares of Common Stock were

purchased by the Partnerships and by the above-described managed accounts in open market transactions at an aggregate cost of

$1,102,382.00.  The funds for the purchase of the shares of

Common Stock held in the Partnerships over which Mr. Feinberg has investment discretion came from capital contributions to the

Partnerships by their general and limited partners.  The funds for the purchase of the shares of Common Stock held in the

managed accounts over which Mr. Feinberg has investment

discretion have come from each managed account's own funds.






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Item 4.  PURPOSE OF TRANSACTION

         No change.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of the date hereof, Mr. Feinberg may be deemed to be

the beneficial owner of 2,648,324 shares of Texas Bio's common stock through his power to vote and dispose of the shares of

Common Stock held by the Partnerships and the managed accounts described above.  Based on recent conversations with the

management of Texas Bio and Texas Bio's most recent Form 10-Q filed on August 14, 1996, there are believed to be 24,185,266 shares of Texas Bio's Common Stock outstanding.  Therefore, Mr.

Feinberg is deemed to be the beneficial owner of 10.95% of Texas

Bio's outstanding shares of Common Stock.  Mr. Feinberg has the sole power to vote, direct the vote, dispose or or direct the disposition of all the shares of Texas Bio's Common Stock to which this filing relates.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF
         THE ISSUER

         No change.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

         Attached hereto as Exhibit A is a description of the

transactions in the Common Stock of Texas Bio that were effected by the Reporting Person during the past 60 days.

         Signature

         The undersigned, after reasonable inquiry and to the

best of his knowledge and belief, certifies that the information




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set forth in this statement is true, complete and correct.



Dated as of October 28, 1996



                             /s/   Larry N. Feinberg
                             ________________________________
                                    Larry N. Feinberg
                               Managing General Partner of
                                Oracle Partners, L.P. and
                             Oracle Institutional Partners, L.P.
                              and President of Oracle Investment
                                      Management, Inc.







































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                                                        EXHIBIT A


                Transactions in the Common Stock
                     During the Past 60 days
                    ________________________

Trade Date    Number of Shares    Price Per Share       Value
__________    _______________     _______________      ________

 10/17/96        189,500               $4.45           $842,782

 10/18/96         50,000                4.40            220,225

 10/23/96         10,000                3.9375           39,375








































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